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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-C


                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
               SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER


                                 Cytocare, Inc.
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                 (Exact Name of Issuer as Specified in Charter)

                100 Columbia, Suite 100, Aliso Viejo, CA  92656
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                   (Address of Principal Executive Officers)

                                 (714) 448-7700
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                (Issuer's Telephone Number, Including Area Code)


         I.      CHANGE IN NUMBER OF SHARES OUTSTANDING

                 Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

         1.  Title of security _____________________________________________
         2.  Number of shares outstanding before the change ________________
         3.  Number of shares outstanding after the change _________________
         4.  Effective date of change ______________________________________
         5.  Method of change:

                 Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
         ___________________________________________________________________


                 Give brief description of transaction _____________________
         ___________________________________________________________________


         II.     CHANGE IN NAME OF ISSUER

         1.  Name prior to change        Cytocare, Inc.
                                 -----------------------------------------------
         2.  Name after change           Medstone International, Inc.
                               -------------------------------------------------
         3.  Effective date of charter amendment changing name   Sept. 21, 1995
                                                               -----------------
         4.  Date of shareholder approval of change, if required  Sept. 21, 1995
                                                                 ---------------

Date    September 22, 1995              David V. Radlinski, CFO and Secretary
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                                        (Officer's Signature and Title)